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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     Schedule 13G
                                    (Rule 13d-102)

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. ___)(1)

                          Sanchez Computer Associates, Inc.
                                   (Name of Issuer)

                         Common Stock, no par value per share
                            (Title of Class of Securities)

                                     799702 10 5
                                    (CUSIP Number)











(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.     799702 10 5

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Radnor Venture Partners L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) / x /
                                                 (b) /   /
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    5.   SOLE VOTING POWER

    6.   SHARED VOTING POWER                682,497

    7.   SOLE DISPOSITIVE POWER

    8.   SHARED DISPOSITIVE POWER           682,497

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    682,497

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.3%

12. TYPE OF REPORTING PERSON*

    PN

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CUSIP NO.     799702 10 5

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Radnor Venture Management Company

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) / x /
                                                 (b) /   /
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    5.   SOLE VOTING POWER

    6.   SHARED VOTING POWER                682,497

    7.   SOLE DISPOSITIVE POWER

    8.   SHARED DISPOSITIVE POWER           682,497

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    682,497

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.3%

12. TYPE OF REPORTING PERSON*

    PN

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Item 1 (a)    Name of Issuer:

Sanchez Computer Associates, Inc.

Item 1 (b)    Address of Issuer's Principal Executive Offices:

40 Valley Stream Parkway
Malvern, PA 19355

Item 2 (a)    Name of Person Filing:

(1) Radnor Venture Partners, L.P.
(2) Radnor Venture Management Company

Item 2 (b)    Address of Principal Business Office:

(1)(2)   800 The Safeguard Building
         435 Devon Park Drive
         Wayne, PA 19087
Item 2 (c)    Citizenship:

(1) Delaware limited partnership
(2) Delaware limited partnership

Item 2 (d)    Title of Class of Securities:

Common Stock, no par value per share

Item 2 (e)    CUSIP Number:

799702 10 5

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

              (a) /  /  Broker or dealer registered under Section 15 of
                        the Act.

              (b) /  /  Bank as defined in Section 3(a)(6) of the Act.

              (c) /  /  Insurance Company as defined in Section 3(a)(19)
                        of the Act.

              (d) /  /  Investment Company registered under Section 8 of the Investment Company Act of 1940.

              (e) /  /  Investment Adviser registered under Section 203
                        of the Investment Advisers Act of 1940.

              (f) /  /  Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee
                        Retirement Income Security Act of 1974 or
                        Endowment Fund; see 13d-1(b)(1)(ii)(F).

              (g) /  /  Parent Holding Company, in accordance with Rule
                        13d-1(b)(ii)(G); see Item 7.

              (h) /  /  Group, in accordance with Rule 13d-
                        1(b)(1)(ii)(H).

Not Applicable

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Item 4   Ownership:

(a) Amount Beneficially Owned:

    682,497

(b) Percent of Class:

    6.3%

(c) Number of shares as to which such person has:

    (i)    sole power to vote or to direct the vote:

           0

    (ii)   shared power to vote or to direct the vote:

           682,497

    (iii)  sole power to dispose or to direct the disposition of:

           0

    (iv)   shared power to dispose or to direct the disposition of:

           682,497

Radnor Venture Management Company is the sole general partner of Radnor Venture Partners L.P., a venture capital fund. Radnor Venture Management Company has sole authority and responsibility for all investment, voting and disposition decisions for Radnor Venture Partners, L.P., which powers are exercised through its seven person executive committee.

Item 5        Ownership of Five Percent or Less of a Class:

Not applicable

Item 6        Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
              Company:

Not applicable

Item 8        Identification and Classification of Members of the Group:

Radnor Venture Partners, L.P. and Radnor Venture Management Company are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9        Notice of Dissolution of Group:

Not applicable.

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Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


                             Radnor Venture Partners, L.P.
                             By Radnor Venture Management Company, the general partner
                             By SSI Management Company, Inc.,
                             a general partner


                             By: /s/ James A. Ounsworth
                                  James A. Ounsworth
                                  Vice President

Dated:  February 7, 1997

                             Radnor Venture Management Company
                             By SSI Management Company, Inc.
                             a general partner


                             By:/s/ James A. Ounsworth
                                  James A. Ounsworth
                                  Vice President

Dated:  February 7, 1997